                                                                    EXHIBIT 21.1


                         Subsidiaries of the Registrant

The Registrant has the following subsidiaries:

     First International Bank, National Association; a national banking association


First International Bank, N. A. has the following subsidiaries:

     FNBNE SBA Holdings, Inc., a Delaware corporation
     FNBNE Business Loans Holdings, Inc., a Delaware corporation
     FNBNE Funding Corp., a Delaware corporation